FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2005
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Commercialization of MU in the Philippines

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	January 31, 2005	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Commercialization of MU in the Philippines

1. Subject of Fair Disclosure: Commercialization of MU in the Philippines

2. Content
–Commercialization of MU in the Philippines on January 28, 2005.
–MU, which has been serviced through our partner Digital Media Exchange, Inc., and is commercialized after 5 months of open beta service.

3. Commercialization progress
Together with the commercialization, we are promoting an event called, “Double Double Promotion”, which offers users to double the playing time and the experience point upon subscribing. We are also planning to conduct diversified marketing and promote various commercialization events to schools, internet cafes, and shopping malls.
Pre-paid cards distributed prior to the commercialization have sold out due to high demands.

4. Others
MU is now being serviced in 5 countries including, Taiwan, China, Japan, Thailand and the Philippines.

5. Selective Release
(1) Provider of Information: Management Support Team
(2) Target Receivers of Information: Institutional and Individual investors, etc.
(3) Person Responsible for Disclosure: Management Support Team General Manager Lee, Byung Ju

6. Disclaimer
(1) This disclosure may be used for investment material, but we do not have responsibility over such investment material.